Exhibit 1

FOR IMMEDIATE RELEASE	30 October 2014

WPP PLC (“WPP”)

Kantar Retail invests in the Planorama Group in France

WPP announces that its wholly-owned agency, Kantar Retail, the leading retail and shopper insights and consulting business, has invested in CVDM Solutions SAS, trading as Planorama Group (“Planorama”), a leading image recognition technology company in France. Planorama provides solutions to manufacturers and retailers allowing them to save time and increase productivity through its unique technology that swiftly transforms images captured in-store into usable commercial and marketing data.

Founded in 2009, Planorama employs 50 people and has its headquarters in Paris, with offices in the US, Singapore, Brazil, South Africa, Germany, UK and Hungary. Clients include Coca-Cola Enterprises, Danone, Mondelez, L’Oreal, Reckitt Benckiser and Unilever.

The investment in Planorama is the latest example of Kantar Retail’s commitment to providing an unrivalled consulting and retail execution service to the world’s leading retailers and FMCG companies. As part of this commitment, Kantar will work closely with fellow WPP company Smollan, which acquired a stake in Planorama in January 2014.

Planorama will complement RichMix™ (Kantar Retail’s assortment and trade promotion analytics tool), XTEL (a sales process automation platform) and Red Dot Square (retail virtual reality technology) - collectively enabling the optimisation of retail plans, quantification of the costs of non-compliance and improved retail execution.

This investment will continue WPP’s strategy of developing its services in important markets and sectors and strengthening its capabilities in data investment management. Kantar Retail is part of Kantar, WPP’s data investment management arm, one of the world’s largest insight, information and consultancy groups.

In France, WPP companies (including associates) collectively generate revenues of around US$800 million and employ around 5,000 people.

Contact:
Feona McEwan, WPP Chris Wade, WPP	+44 (0)20 7408 2204